AB 3/4/03

03011945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53396

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salt Creek Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C. FEB 26 2003

30011 Ivy Glenn
(No. and Street)

Laguna Niguel (City) CA (State) 92677 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith, Lange & Phillips LLP
(Name – *if individual, state last, first, middle name*)

33 New Montgomery Street, Suite 1530 (Address) San Francisco (City) CA (State) 94105-4510 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 0 7 2003

SLP

SALT CREEK SECURITIES, LLC

Financial Statements

December 31, 2002

SLP

SMITH, LANGE & PHILLIPS LLP

Independent Auditors' Report

January 30, 2003

To the Members
Salt Creek Securities, LLC

We have audited the accompanying statement of financial condition of Salt Creek Securities, LLC (the Company) as of December 31, 2002, and the related statements of income and members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salt Creek Securities, LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith, Lange + Phillips. LLP

33 New Montgomery Street, Suite 1530 San Francisco, CA 94105-4510
T: (415) 243-8833 F: (415) 243-8840 E: info@slpcpa.com

SALT CREEK SECURITIES, LLC

Statement of Financial Condition

December 31, 2002

Assets		
Cash	$	201,787
Receivable from clearing organization		83,433
Prepaid expenses		3,280
Furniture and equipment, net of accumulated depreciation		16,649
Deposit with clearing organization		101,350
	$	406,499
Liabilities and Members' Equity		
Liabilities:		
Payable to clearing organization	$	9,053
Accounts payable and accrued expenses		10,678
Commissions payable		15,090
		34,821
Members' equity		371,678
	$	406,499

See Auditors' Report.
See accompanying notes to financial statements.

SALT CREEK SECURITIES, LLC

Statement of Income and Members' Equity

Year Ended December 31, 2002

Revenues:	
Commissions	$ 1,476,318
Interest income	4,070
	1,480,388
Expenses:	
Employee compensation and benefits	563,243
Execution and exchange fees	104,216
Clearing fees	92,642
Office expenses	22,867
Consulting	18,441
Payroll taxes	15,897
Licenses and fees	8,339
Occupancy	6,481
Communication	6,372
Travel	6,296
Other taxes	800
	845,594
Net Income	634,794
Members' equity, beginning of year	136,884
Contributions	80,000
Withdrawals	(480,000)
Members' equity, end of year	$ 371,678

See Auditors' Report.
See accompanying notes to financial statements.

SALT CREEK SECURITIES, LLC

Statement of Cash Flows

Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 634,794
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	5,034
Changes in operating assets and liabilities:	
(Increase) in deposit with clearing organization	(101,350)
(Increase) in net receivable from clearing organization	(74,380)
(Increase) in prepaid expenses	(3,280)
Increase in accounts payable and accrued expenses	10,678
(Decrease) in members' advances	(4,514)
Increase in commissions payable	15,090
Net adjustments	(152,722)
Net cash provided by operating activities	482,072
Cash flows from investing activities:	
Purchase of furniture and equipment	(19,516)
Net cash used in investing activities	(19,516)
Cash flows from financing activities:	
Capital contributions	80,000
Capital distributions	(480,000)
Net cash used in financing activities	(400,000)
Net increase in cash	62,556
Cash, beginning of year	139,231
Cash, end of year	$ 201,787
Supplemental cash flows disclosures:	
Income tax payments	$ 800

See Auditors' Report.
See accompanying notes to financial statements.

SALT CREEK SECURITIES, LLC

Notes to Financial Statements

December 31, 2002

Note 1 - Summary of Significant Accounting Policies
Organization and Nature of Business.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The company is a California limited liability company with offices in California and New York.

The Company was organized in May 2001 and began to conduct business as an introducing broker-dealer in March 2002. The Company is engaged in a single line of business as a securities broker-dealer serving mostly institutional clients.

Cash and Cash Equivalents

For financial statements purposes, the Company considers money market accounts as cash equivalents.

Restricted deposits held as compensating balances are not included in the cash and cash equivalents definition, and are disclosed separately.

Securities Transactions

Securities transactions are executed and settled by an independent securities clearing company. Customers' securities and commodities transactions are reported on the settlement date basis with related commission income and expenses reported on a trade date basis.

Commissions are collected by the independent clearing company and credited to the Company, after deducting clearing charges and advances on a monthly basis.

SALT CREEK SECURITIES, LLC

Notes to Financial Statements

December 31, 2002

Note 1 - Summary of Significant Accounting Policies
Organization and Nature of Business (continued)

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation of furniture and equipment is provided using the straight line method for financial reporting purposes at rates based on the estimated useful lives of five years.

Commission Income

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided for the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

SALT CREEK SECURITIES, LLC

Notes to Financial Statements

December 31, 2002

Note 2 - Cash in Excess of FDIC Limits

The Company maintains cash balances at a bank, which are FDIC insured up to $100,000. As of December 31, 2002, the bank balances in excess of the amount insured were $105,137.

Note 3 - Furniture and Equipment

As of December 31, 2002, furniture and equipment consists of the following:

Equipment	$ 19,516
Less: accumulated depreciation:	(2,867)
	$ 16,649

For the year ended December 31, 2002, depreciation expense was $2,867.

Note 4 - Concentrations of Credit Risk

The Company is engaged in brokerage activities for individual and institutional clients. The institutional clients are referred by one trader and are the majority of fees earned by the Company. In the event the relationship between the referring trader and the Company is impaired the Company may be exposed to significant risk.

Note 5 - Commitments and Related Party Transactions

The Company sub-leases its office space at $323 per month from a corporation in which a member is a shareholder. The rent agreement is on a month-to-month basis. For the year ended December 31, 2002, rental payments to the corporation were $3,230.

SALT CREEK SECURITIES, LLC

Notes to Financial Statements

December 31, 2002

Note 6 - Employee Benefit Plan

The Company maintains a qualified deferred compensation plan under section 401(k) of the Internal Revenue Code. All employees are eligible to participate in the 401(k) plan, from the date of employment. The Company's contribution to the plan is at the discretion of management for the year ended December 31, 2002, Company's contributions to the Plan were $1,700.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2002, the Company had net capital of $355,029, which was $352,708 in excess of its required net capital of $2,321. The Company's net capital ratio was 0.1 to 1.

SALT CREEK SECURITIES, LLC

SCHEDULE I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2002

Net Capital	
Total members' equity qualified for net capital	$ 371,678
Deductions and/or charges:	
Nonallowable assets:	
Furniture and equipment, net	(16,649)
Net capital	$ 355,029
Aggregate indebtedness	
Items included in consolidated statements of financial condition:	
Payable to clearing organization	$ 9,053
Payable to floor broker	4,354
Commissions payable	15,090
Other payables and accrued expenses	6,324
Total aggregate indebtedness	$ 34,821
Computation of basic net capital requirement	
Minimum net capital required	$ 2,321
Excess net capital at 1,500 percent	$ 352,708
Excess net capital at 1,000 percent	$ 351,547
Ratio: Aggregate indebtedness to net capital	0.1 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)	
Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 303,288
Audit adjustments - commissions receivable	76,338
Audit adjustments - commissions payable	(15,090)
Audit adjustments - additional payables	(12,787)
Other audit adjustments, net	3,280
Net capital per above	$ 355,029

See Auditors' Report.

SLP

SMITH, LANGE & PHILLIPS LLP

Report on Internal Control Required by SEC Rule 17a-5

January 30, 2003

To the Members
Salt Creek Securities LLC

In planning and performing our audit of the financial statements of Salt Creek Securities, LLC (the Company), for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

33 New Montgomery Street, Suite 1530 San Francisco, CA 94105-4510
T: (415) 243-8833 F: (415) 243-8840 E: info@slpcpa.com

SLP

To the Members
Salt Creek Securities LLC
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operating may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith, Lange + Phillips, LLP

OATH OR AFFIRMATION

I, Paul F. Gutierrez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salt Creek Securities, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Francisco
Subscribed and sworn (or affirmed) to before me this 25 day of February 2003
By Paul F Gutierrez
Personally known ✓ OR produced identification ✓. Type of identification produced Driver License

Notary Public

Signature

PRESIDENT

Title

Yelena Kaushanskaya

Notary Public

YELENA KAUSHANSKAYA
COMM. #1323862
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Oct. 5, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*